UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
Form X-17A-5
Part III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

X-17A-5: Filer Information

Filer CIK	0001051836
Filer CCC	C8*3vpwO
Is this a LIVE or TEST Filing?	⊙ LIVE ○ TEST
Would you like a Return Copy?	☑
Is this an electronic copy of an official filing submitted in paper format?	☐
Confirming Broker Dealer Copy File Number	
Confirming Security-Based Swap Entity Copy File Number	

Submission Contact Information

Name	Gregory Wilson
Phone	6053618230
E-Mail Address	gwilson@viabd.com

Notification Information

Notify via Filing Website only?	☐
Notification E-mail Address	gwilson@viabd.com

X-17A-5: Submission Information

Report for the Period Beginning	01-01-2025
and Ending	12-31-2025

Type of Registrant: ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ OTC derivatives dealer

Material Weakness

Does this submission include an accountant's report covering the compliance report that indentifies one or more material weaknesses?   ⊙ Yes ○ No

X-17A-5: A. Registrant Identification

Name of Firm	VARIABLE INVESTMENT ADVISORS, INC.

Address of Principal Place of Business (Do not use P.O. Box No.)

Address 1	750 E. 1ST STREET
Address 2	STE 101A
City	TEA

| State/Country | SOUTH DAKOTA |

| Mailing Zip/ Portal Code | 57064 |

Name and Telephone Number of Person to Contact in Regard to this Report

| Name | Gregory Wilson |

| Telephone Number | 6053618230 |

X-17A-5: B. Accountant Identification

Independent Public Accountant

| Name - *if individual, state last, first, and middle name* | Henjes, Conner & Williams, PC |

| Address 1 | 801 STEVENS PORT DRIVE |

| City | DAKOTA DINES |

| State/Country | SOUTH DAKOTA |

| Mailing Zip/ Postal Code | 57049 |

| Check One | ⦿ Certified Public Accountant |
| | ◯ Certified Public Accountant not resident in United States or any of its possessions |

X-17A-5: Signature

Oath or Affirmation

I, **Gregory S. Wilson,** swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **VARIABLE INVESTMENT ADVISORS, INC.,** as of **03-12-2026,** is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

| Signature | Gregory S. Wilson |

| Title | President/CEO |

Notary Public

Checking this box acknowledges that this oath or affirmation has been notarized. ☑



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X-17A-5: Attach Documents List

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☑		FULL ▾	PDF	0	☐

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- Cannot attach improperly named file: **12-31-2025.html**
- Cannot attach improperly named file: **Audit Report for EDGAR.pdf**
- Cannot attach improperly named file: **Facing Page for Audit.pdf**
- Cannot attach improperly named file: **Computation of Net Capital SEA Rule 15c3-1.pdf**
- Cannot attach file with >32 characters: **Computation of Net Capital SEA Rule 15c3-1.pdf**

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Submission Information

A. Registrant Identification

B. Accountant Identification

Signature

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